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13026432

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 13 2013
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC / MR

SEC FILE NUMBER
8- 15719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Carnegie Ave.
(No. and Street)

Cleveland	Ohio	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Rukenbrod — 216-781-5060 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	Ohio	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September, 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, John D. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September, 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY HERSMAN
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Dec. 3, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2013

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	2-3
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION September 30, 2013	4
CONSOLIDATED STATEMENT OF INCOME Year ended September 30, 2013	5
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY Year ended September 30, 2013	6
CONSOLIDATED STATEMENT OF CASH FLOWS Year ended September 30, 2013	7
NOTES TO FINANCIAL STATEMENTS	8-13
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	15
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	16-17

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Financial America Securities, Inc. and Subsidiary (a State of Ohio corporation), which comprise the consolidated statement of financial condition as of September 30, 2013, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial America Securities, Inc. and Subsidiary as of September 30, 2013, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary financial information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. This information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary financial information is fairly stated in all material respects in relation to the financial statements as a whole.

Hobe and Lucas
Certified Public Accountants, Inc.

November 22, 2013

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2013

ASSETS

Assets			
Cash and cash equivalents		$	67,512
Deposit with clearing organization			56,924
Securities owned at fair value			4,948
Accounts receivable			17,832
Loan receivable – shareholders			21,500
Prepaid expenses			4,074
Deferred taxes			25,480
Deposits			2,259
Total Assets		$	200,529

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
Accounts payable	$	7,453	
Accrued expenses		22,673	30,126
Stockholders' Equity			
Preferred stock, $1,000 par value, 300 shares Authorized, 83 shares issued and outstanding		83,000	
Common stock, no par value, 700 shares authorized, 626 shares issued and 493 shares outstanding		781	
Additional paid in capital		227,936	
Retained Earnings		(3,750)	
		307,967	
Less: Treasury stock, at cost - 133 shares common, 29 shares preferred		137,564	170,403
			$ 200,529

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 3,432	
Commission on transactions in exchange listed equity securities executed over-the-counter	132,443	
All other securities commissions	969,024	
Total securities commissions		1,104,899
Net gains (losses) on firm security investment accounts - including unrealized gains (losses)		(14,412)
Fees for account supervision, investment advisory and administrative services		54,704
Other revenue related to securities business		9,590
		1,154,781
Expenses		
Registered representatives' compensation	846,009	
Clerical and administrative compensation and benefits	95,618	
Taxes and other employment cost	16,934	
Clearance paid to non-brokers	20,988	
Telephone and internet	14,973	
Occupancy cost	17,010	
Regulatory fees	30,424	
Professional fees	52,411	
Insurance	2,897	
Dues and subscriptions	1,157	
Equipment lease	7,998	
Quotation expense	17,299	
Other expenses (including depreciation of $725)	16,972	
Total expenses		1,140,690
Other Income		246
Net Income		$ 14,337

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - October 1, 2012	$ 781	$ 83,000	$ 227,936	$ (18,087)	$ (137,564)	$ 156,066
Net Income (Loss)				14,337		14,337
Balance - September 30, 2013	$ 781	$ 83,000	$ 227,936	$ (3,750)	$ (137,564)	$ 170,403

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Cash Flows From Operating Activities		
Net income	$	14,337
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		725
Change in assets and liabilities:		
Decrease in accounts receivable		4,521
Decrease in prepaid expenses		540
Decrease in securities owned, net		12,983
Decrease in accounts payable		(3,090)
Decrease in accrued expenses		(13,872)
Net Cash Provided By Operating Activities		16,144
Cash Flows From Financing Activities		
Net increase in note receivable - shareholders		(21,500)
Net Cash Used In Financing Activities		(21,500)
Net Decrease in Cash and Cash Equivalents		(5,356)
Cash and Cash Equivalents - October 1, 2012		72,868
Cash and Cash Equivalents- September 30, 2013	$	67,512
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Effective July 31, 2010, the Company formed a wholly-owned subsidiary, Artemis Wealth Advisors LLC (Artemis). The subsidiary provides investment advisory services.

Principles of Consolidation
At September 30, 2013, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its wholly-owned subsidiary, Artemis Wealth Advisors LLC. All inter-company transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Investments
The Company holds investments in stocks for the benefit of the Company. They are recorded at fair market value on the trade date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts is calculated using the Company's historical bad debt experience and management's estimate of potential uncollectible accounts. The allowance was $-0- as of September 30, 2013.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value

Generally Accepted Accounting Principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's equities consist of over-the-counter stocks and the fair market value is the price on the last date traded.

The following table presents the investments carried on the Consolidated Statement of Financial Condition by level within the valuation hierarchy as of September 30, 2013:

	Assets at Fair Value as of September 30, 2013			
	Level 1	Level 2	Level 3	Total
Equities	$ - 0 -	$ 4,948	$ - 0 -	$ 4,948
	$ - 0 -	$ 4,948	$ - 0 -	$ 4,948

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

The provision for income taxes at September 30, 2013 is comprised of the following:

Current	$ 0
Deferred	0
	$ 0

Deferred income taxes are provided for temporary differences between tax and financial statement reporting. The principal sources of temporary differences are different methods for recording depreciation and unrealized gains (losses) on firm investments for financial accounting and tax purposes. The Company has recorded a valuation allowance for unrealized losses, as the Company is not sure whether they will be able to use these future losses. The Company also has net operating losses in the amount of $119,370, expiring in 2026 and 2027.

The Company's deferred tax assets and liabilities at September 30, 2013 consist of:

Deferred tax asset	$ 42,000
Valuation allowance	(16,520)
Deferred tax liability	-
	$ 25,480

The change in the valuation allowance was $0 for the year ended September 30, 2013.

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended September 30, 2013. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending September 30, 2010, September 30, 2011 and September 30, 2012 are subject to examination by major taxing authorities.

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $50,000. At September 30, 2013, the Company's net capital was $107,546, which was $57,546 more than the minimum required net capital. At September 30, 2013, the Company's ratio of aggregate indebtedness to net capital was 28%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 5 - RELATED PARTY COMMITMENTS

The Company occupies office facilities on a month-to-month basis, leasing the space from a firm whose majority principal is a minor stockholder in the Company. Monthly rent is $1,350.

Rent expense was $16,200 for the year ended September 30, 2013, all of which was paid to the related party.

During the past fiscal year, there were two loans made to current shareholders of the Company. The two loans, totaling $21,500, are in the form of unsecured promissory notes and are due and payable within the ensuing twelve months.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 7 - LEASES

The Company leases equipment used in its business. In May, 2013, the Company entered into an operating lease agreement with an unrelated entity for the use of a copy machine. The operating lease term is 39 months with payments of $274 monthly. In addition, the Company is leasing a telephone switch from a different unrelated entity. The lease term is 36 months with monthly payments of $440 and terminates in January, 2015. Total leased equipment expense was $7,999 for the year ended September 30, 2013.

Aggregate future minimum lease commitments for years subsequent to September 30, 2013 are as follows:

Year Ended September 30,	
2014	$8,564
2015	$4,604
2016	$3,011

NOTE 8 - PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2013 was $1,691.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, from time to time, may exceed federally insured limits.

NOTE 10 - INVESTMENTS

The Company holds investments in equities that are valued as follows:

Cost	$ 105,466
Unrealized loss	(100,518)
Fair Market Value	$ 4,948

NOTE 11 - FINANCIAL DATA OF SUBSIDIARY

The consolidated financial statements include the accounts of Artemis Wealth Advisors LLC, which include:

Assets	$ 8,802
Liabilities	$ 0
Net Worth	8,802
	$ 8,802

Additionally, $200 of common stock in Artemis was eliminated at September 30, 2013.

NOTE 11 – PREFERRED STOCK

In 2011, the Company issued non-voting preferred stock. There are no fixed dividends; any dividend on the preferred shares shall be noncumulative and payable when declared by the Board of Directors. The Board of Directors may redeem some or all of the preferred shares at a price equal to $1,000 per share.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through November 22, 2013 the available date of issuance of the financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2013

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2013

Net Capital		
Total stockholders' equity from statement of financial condition	$	170,403
Non-allowable assets:		
Unsecured receivables		(21,500)
Deposits		(2,259)
Prepaid expenses		(4,074)
		142,570
Deferred taxes resulting from unrealized losses on securities		(25,480)
Net capital before haircuts on security positions		117,090
Haircuts on securities		(742)
Net capital of Subsidiary		(8,802)
Net capital	$	107,546
Aggregate indebtedness	$	30,126
Computation of basic net capital requirement 6-2/3% of aggregate indebtedness	$	2,008
Minimum required net capital	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	57,546
Excess net capital at 1,000%	$	104,533
Percentage of aggregate indebtedness to net capital		28%

Additional Statements
There are no material differences in the computation with Form X-17A-5, Part II A.

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

See accompanying notes to financial statements.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

In planning and performing our audit of the financial statements of Financial America Securities, Inc. and Subsidiary (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Hobe and Lucas
Certified Public Accountants, Inc.

November 22, 2013